STATEMENT REGARDING COMPUTATION OF RATIOS
 (in thousands, except ratios)

	Year Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2009
Earnings:
Loss from continuing operations	$(21,932)	$(9,717)	$(33,571)	$(25,237)	$(26,066)	$(7,649)
Add: Fixed charges (see below)	2,944	5,176	1,787	789	567	262
Total loss to cover fixed charges	$(18,988)	$(4,541)	$(31,784)	$(24,448)	$(25,499)	$(7,387)

Fixed charges:
Interest expense	$2,944	$5,176	$1,725	$509	$222	$94
Estimated interest component of rent	—	—	62	280	345	168

Total fixed charges	$2,944	$5,176	$1,787	$789	$567	$262

Deficiency of earnings to cover fixed charges (1)	$(21,932)	$(9,717)	$(33,571)	$(25,237)	$(26,066)	$(7,649)

 (1)          Adjusted earnings, as described above, were insufficient to cover fixed charges in each year. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.